    As filed with the Securities and Exchange Commission on February 13, 2002

              ----------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                      ------------------------------------

                                  ADTRAN, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                      ------------------------------------

   Certain Options Under the ADTRAN, Inc. Amended and Restated 1996 Employees Incentive Stock Option Plan, as Amended, the ADTRAN, Inc. Amended and Restated
1995 Directors Stock Option Plan, as Amended, and the ADTRAN, Inc. 1986 Employee
  Incentive Stock Option Plan, as Amended, to Purchase Common Stock, Par Value
                     $0.01 Per Share, That Have an Exercise
                      Price of $40.00 Per Share or Greater
                         (Title of Class of Securities)

                      ------------------------------------

                                   00738A 10 6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                  Mark C. Smith
                Chairman of the Board of Chief Executive Officer
                                  ADTRAN, Inc.
                             901 Explorer Boulevard
                         Huntsville, Alabama 35806-2807
                                 (256) 963-8000
          (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                      ------------------------------------

            The Commission is requested to mail copies of all orders,
                         notices and communications to:

     James L. North, Esq.                            Thomas Wardell, Esq.
  James L. North & Associates                     Long Aldridge & Norman LLP
      700 Title Building                       303 Peachtree Street, Suite 5300
     300 21st Street North                          Atlanta, Georgia 30308
Birmingham, Alabama 35203-3322                          (404) 527-4000
     (205) 251-0252

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                            CALCULATION OF FILING FEE

============================================================================

     Transaction Valuation*         Amount of Filing Fee**
     ---------------------          --------------------
----------------------------------------------------------------------------

           $54,822,416                     $10,965
============================================================================


         *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,490,400 shares of common stock of ADTRAN, Inc. having an aggregate value of $54,822,416 as of January 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         **Previously paid.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:

         Form or Registration No.:

         Filing party:

         Date filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]    third party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
[_]    going-private transaction subject to Rule 13e-3.
[_]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 28, 2002, relating to an offer by ADTRAN, Inc., a Delaware corporation ("ADTRAN" or the "Company"), to exchange all options outstanding under the ADTRAN, Inc. Amended and Restated 1996 Employees Incentive Stock Option Plan, as amended, the ADTRAN, Inc. Amended and Restated 1995 Directors Stock Option Plan, as amended, and the ADTRAN, Inc. 1986 Employee Incentive Stock Option Plan, as amended (collectively, the "Stock Incentive Plans"), to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price of at least $40.00 and granted prior to September 30, 2000, and which are held by option holders who have not received options after July 23, 2001 (the "Eligible Options"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Stock Incentive Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form Concerning Exchange of Stock Options (the "Election Form"). The Election Form and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer."

ITEMS 2, 4 and 6.

         Items 2, 4 and 6 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended as follows:

         The first sentence of the first paragraph of Section 5 of the Offer to Exchange entitled "Acceptance of Options for Exchange and Issuance of New Options" is hereby amended and restated in its entirety as follows:

              "Upon the terms and subject to the conditions of the offer and promptly following the expiration date, we intend to accept for exchange and cancel eligible options properly tendered and not validly withdrawn before the expiration date."

ITEM 4.

         Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended as follows:

     (1) The fifth sentence of the third paragraph of Section 3 of the Offer to Exchange entitled "Procedures for Tendering Options" is hereby amended and restated in its entirety as follows:

              "We also reserve the right to waive any defect or irregularity in the form of any tender with respect to any particular options or any particular option holder."

     (2) The first sentence of Section 6 of the Offer to Exchange entitled "Conditions of the Offer" is hereby amended and restated in its entirety as follows:

              "Notwithstanding any other provision of the offer, we will not be required to accept any eligible options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case subject to the requirements of applicable laws and regulations, if at any time on or after January 28, 2002 and prior to the expiration date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise to such events, other than any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options tendered for exchange:"

     (3) Each of the second and third sentences of the last paragraph of Section 6 of the Offer to Exchange entitled "Conditions of the Offer" is hereby amended and restated in its entirety as follows:

              "We may assert them in our discretion, reasonably exercised, regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, reasonably exercised, whether or not we waive any other condition to the offer."

ITEM 12.  Exhibits.
          --------

         Item 12 of the Schedule TO is hereby amended and restated as follows:

         (a)(1)(A)         Offer to Exchange, dated January 28, 2002*

         (a)(1)(B)         Form of Election Form Concerning Exchange of Stock
                           Options**

         (a)(1)(C)         Form of Letter to Eligible Option Holders*

         (a)(1)(D) Email Communication to Eligible Option Holders dated January 28, 2002*

         (a)(1)(E)         Press Release dated January 28, 2002 Announcing the
                           Offer*

         (a)(1)(F)         Form of Email Confirmation of Receipt of Election
                           Form*

         (a)(1)(G)         Form of Notice of Withdrawal*

         (a)(1)(H) Email Communication to Eligible Option Holders dated February 13, 2002

         (b)               Not applicable

         (d)(1) ADTRAN, Inc. Amended and Restated 1996 Employees Incentive Stock Option Plan, as amended*

         (d)(2) ADTRAN, Inc. Amended and Restated 1995 Directors Stock Option Plan, as amended*

         (d)(3) ADTRAN, Inc. 1986 Employee Incentive Stock Option Plan, as amended*

         (g)               Not applicable

         (h)               Not applicable

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         *Previously filed.

         **Includes only the signature page on page 4 of this exhibit, which has been revised by amending and restating the fourth full paragraph of page 4 in its entirety to read as follows: "I agree to all of the terms and conditions of the Offer." The other pages of this exhibit were filed as the exhibit of the same number to the Schedule TO filed on January 28, 2002.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 13, 2002             ADTRAN, Inc.


                                               By:  /s/ Mark C. Smith
                                                  ------------------------
                                                    Mark C. Smith
                                                    Chairman of the Board and
                                                    Chief Executive Officer